William Marsh
wgminter@hotmail.com
801-529-3522 (mobile)
Bountiful, Utah

Having had a long and successful career in Consulting and Management I am look forward to taking my skill set and working hard for you! If you are looking for someone with real world experience, someone who understands how to build relationships and work with people. Someone that can multi task, is very analytical and thrives in a diverse environment. Then I am your perfect candidate.

CAREER HIGHLIGHTS

Over the past ten years I have worked as a Real Estate and Business for Professional Education Institute. It has given me the opportunity to work with clients from 50+ countries in both Spanish and English. I have worked with people just starting their companies to huge multinational billion dollar corporations that have been around for a long time.

I consulted with "Spring Energy" a multibillion dollar Oil company in Zambia and helped them to establish key partnerships, which allowed them to double the size of their corporation. "Klara communication" the largest communications companies in Guatemala and we put together key strategies in the economic crisis to not only stabilize their business but allowed them to expand into new sectors of the market.

I have also worked with thousands of clients from all over the world to put together real estate deals valuing 10's of millions of dollars and all generating positive cash flow. Through these experiences it has helped me to recognize the power of organization and teamwork. It has also allowed me to work with some of the best teams/people in the world.

On a personal level I have been able to not only be authentic through owning my owning and running businesses, but actually having those businesses thrive in diverse markets. It isn't just book knowledge but through my own personal experiences running my own companies both in and out of Real Estate and both local and international.

WORK EXPERIENCE
President/CEO   May 2013 - present
Filta Environmental | Las Vegas, Nevada   Restaurant/Food Services

I own and operate a Filta franchise in Las Vegas, NV. I have a team of highly trained and very diverse team of individuals that carry out the day to day work of the business. Through my leadership that I have developed over the past two decades of owning my own businesses and being involved in international consulting I have been able to build this team.

We work with multi-billion dollar corporations in the food services industry and have been very successful in doing so.

Leadership, Analysis, EEO & Diversity Training, COMMUNICATION,

Real Estate and Entrepreneur Consultant   June 2006 - present
Professional Educational Institute | 84120, Sandy, Utah   Education

Over the past several years I have worked as a Real Estate and Entrepreneur Consultant for the Rich Dad Company. It has given me the opportunity to work with clients from 50+ countries in both Spanish and English. I have worked with people just starting their companies to huge companies that have been around for a long time.

I consulted with "Spring Energy" one of the largest Oil companies in Zambia and helped them to establish key partnerships, which allowed them to double the size of their corporation. "Klara communication" the largest communications companies in Guatemala and we put together key strategies in the economic crisis to not only stabilize their business but allowed them to expand into new sectors of the market.

I have also worked with hundreds of clients to put together thousands of real estate deals valuing 10's of millions of dollars and all generating positive cash flow. Through these experiences it has helped me to recognize the power of organization and teamwork. It has also allowed me to get in a work with some of the best teams/people in the world.

Leadership, EEO & Diversity Training, Management, Team Building, Analytical/Research Skills,

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President & Owner   January 2003 - present
Patagonia Investments | 84010, Bountiful, Utah
Real Estate/Property Management/Real Estate investing

We have done anything from building spec homes to rehabbing properties. We mainly focus on buying and holding properties. Depending on the project we had anywhere from 3-20 employees working on anyone project.

This helped me to develop the leadership skills necessary to allow me more practical experiences. Those experiences is what I believe makes me an incredible asset for any team.

Franchise Owner   October 2006 - June 2008
Ident-A-Kid | 84010, Bountiful, Utah   Security and Surveillance

We worked with school to produce ID card just in case any of the kids ever became lost or missing.

Account Representative – Sales   September 2000 - January 2003
Discover Card | 84120, West Valley City, Utah Financial Services

I was involved in the Balance transfer department and my main responsibility was sales.

I have worked in Insurance, Real Estate, Automotive and other customer service and sales organizations over the past 20+ years. I also, as my own company (when I was 21), mapped 30% of California using GPS before it was declassified from the military using a technique that we developed for our business. We sold to the state, county and private businesses the data we collected ready to use for their GIS systems.

EDUCATION
Vocational, Accounting and Finance,   June 2006
Rich Dad Education | 84120, Salt Lake City, Utah   MBA level education.
Master's Degree, Business Management,   June 2006 - June 2016
Rich Dad Education | Sandy, Utah

This isn't a formal degree but I do have an MBA level education and I even now teach BA/BS, MBA and PHD level individuals business concepts and consult them on a daily basis. I am so confident that I would be willing to go through any testing or head to head competition to prove it.

Associate Degree, Accounting and Business Management,   September 2002 - April 2003
Salt Lake Community College | 84120, West Valley City, Utah

CERTIFICATION
Consulting   March 2008   Professional Education Institute
I received my certificate to start consulting/coaching
Real Estate Consultant/Coach   April 2008   Professional Education Institute
Started consulting Real Estate clients for Rich Dad
Entrepreneur Consulting/Coach   August 2008

SKILLS			LANGUAGES
Leadership	Expert	10+ years	English Fluent
COMMUNICATION	Expert	20+ years	Spanish Fluent
Vision	Expert	20+ years	
Team Building	Expert	10+ years	
Sales	Expert	20+ years	
Training Others	Expert	15+ years	
Spanish	Expert	20+ years	PROFESSIONAL MEMBERSHIPS / AFFILIATIONS
Cash Management	Expert	20+ years	Park Place at City Center Condo
Management	Expert	10+ years	I am on the board of directors
Project Management	Expert	10+ years	
Customer Relationship Management	Expert	10+ years	
Customer Service	Expert	20+ years	

References

Daniel Banner	801-755-5613
Jason Roberts	801-750-5154
Jim Turo	702-956-7749
Traci Lenon	503-757-2627